Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On November 28, 2011, the following communication was distributed to Constellation Energy employees and posted on a company internal website dedicated to the merger with Exelon.

Employee Merger-Related Q&A

HR/Benefits:

1.	Each November, we have our annual open enrollment to choose the upcoming year’s health benefits. Will there be any impacts to the benefits I select during the annual open enrollment since the merger is expected to close in early January?

A: During the design phase of the integration process, compensation and benefits (including pension) programs post-merger will be determined. These programs will be communicated to employees once decisions have been finalized. The proposed merger will not impact the benefits you elected during the 2012 myBenefits open enrollment.

2.	In 2012, I will be eligible for an additional week of vacation. In 2012, if I am severed due to the merger, will I also receive the additional week of vacation? Will I be paid for any vacation time earned in 2012 and any hours carried over from 2011?

A. If you are involuntarily severed from the company, you will be paid for any unused vacation time. This includes earned 2012 vacation hours and any 2011 vacation carryover.

Under the company’s vacation policy, employees who retire from 2004 through 2013 will be paid for any unused carryover and any unused portion of the entire current year’s vacation. Therefore, if you are severed and eligible to retire, you will be paid for any unused portion of the entire current year’s vacation and any unused carryover vacation time.

3.	How will vacation time be handled post-merger? Will my earned time and any carryover be honored post-merger or will I be paid out for this time and begin to earn vacation as a new Exelon employee?

A: During the design phase of the integration process, compensation and benefits programs post-merger will be determined. These programs will be communicated to employees once decisions have been finalized.

4.	Does the current Severance Plan include money to retrain severed employees?

A. Under the Severance Plan, you may receive up to $3,000 in educational assistance benefits if you meet all of the following requirements:

•	The outplacement organization helps you develop a written education plan for yourself within 60 days of termination of your employment.

•	You develop that plan with an educational institution.

•	The outplacement organization approves your plan.

•	You apply for the education benefits to Right Management (outplacement services organization) not more than 60 days from your termination.

•

The company reimburses you directly once you provide adequate documentation to HR Direct that you paid the educational institution the authorized education expense within two years of termination of employment.

5.	Currently, I am age 52. With Constellation Energy, I can retire at age 55 with 10 or more years of service. Will Exelon honor this?

A: During the design phase of the integration process, compensation and benefits (including pension) programs post-merger will be determined. These programs will be communicated to employees once decisions have been finalized.

6.	If I want to retire Jan. 1, 2012, how much notice is required to ensure that all of my paperwork is completed?

A. Retirements are effective the first day of the month following your last day worked. For example, if you want to retire on January 1, your last day on the active roll is December 31. To start the process of your retirement, HR Direct requests a six week notice to ensure that all paperwork is completed and processed once decisions have been finalized in advance of the retirement date. However, an employee can choose to retire without the six week notice, but this may cause a delay in the processing of the paperwork and ultimately, their pension payment.

7.	Can you tell me if we will know what the Retiree Benefits are for employees in the power plants that would possibly retire from Exelon if the merger goes through?

A: During the design phase of the integration process, compensation and benefits (including pension) programs post-merger will be determined. These programs will be communicated to employees once decisions have been finalized.

8.	How will the company match contributions be made in the Employee Savings Plan after the merger is completed?

A: During the design phase of the integration process, compensation and benefits (including the employee savings plan) programs post-merger will be determined. These programs will be communicated to employees once decisions have been finalized.

9.	Once the merger is completed, will employees be able to transfer jobs from Constellation to Exelon and vice-a-versa?

A: Post-merger, employees will be able to apply for job openings at other business units as long as they meet the posting eligibility requirements at that time. Currently, we are working on a solution that would allow all employees to view and apply to job openings at Constellation and Exelon. This will be communicated to employees after the merger is completed.

CENG:

1.	Based upon my review of the merger site Q&A, it appears there is no prohibition against CENG nuclear personnel benchmarking Exelon nuclear facilities at this time. Am I correct?

A: CENG will continue to benchmark against Exelon and others—as we have traditionally done—to continually improve and incorporate best practices with those across the industry. These benchmarking practices with Exelon are not prohibited, as long as they are of the same type that would have been conducted in the normal course of business without the pending merger. If there is any doubt about whether a benchmarking practice is within the norm, consult Legal for guidance.

2.	How will the merger affect the security at Calvert Cliffs? As of now, we are a proprietary security force that’s employed by the company. In talking with others, the security employed by Exelon, is a subsidiary of Exelon, almost like a contractor. These individuals do not receive the benefits and pay that an actual employee of the company would receive.

A: There are no changes planned at this time regarding any of the CENG Security forces. After the merger, CENG will continue to operate under the two-parent structure. Exelon will own a 50.01 percent ownership stake in CENG with EDF still owning 49.99 percent of CENG. R.E. Ginna, NMP and Calvert Cliffs will continue as part of CENG.

3.	Will first line supervisors continued to be paid for overtime following the merger?

A: At this time, there are no planned changes at CENG. After the merger, CENG will continue to operate under the two-parent structure.

BGE:

1.	Post-merger, could a BGE employee apply for job openings at ComEd and PECO (if willing to relocate) since we would all fall under the Exelon umbrella? Would we be made aware of their job openings internally?

A: Post-merger, BGE employees will be able to apply for job openings at ComEd and PECO, as long as they meet the posting eligibility requirements at that time. Currently, we are working on a solution that would allow all employees to view and apply to job openings at Constellation and Exelon. This will be communicated to employees after the merger is completed.

MISC:

1.	My understanding is that Exelon does not have a Business Resource Group (BRG) that focuses on environmental stewardship, but do they have some other form of organized, enterprise-wide, employee-led green team?

A. Exelon has corporate, operating company and location-specific environmental employee groups such as the Exelon 2020 Employee Engagement Team and Kennett Square Environmental Council. While not part of Exelon’s Employee Network Groups, which are diversity and inclusion-focused, these groups play an important role in helping employees connect to and be an important part of Exelon 2020, the company’s low-carbon roadmap.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.